UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

GRINDROD SHIPPING HOLDINGS LTD.

(Name of the Issuer)

GRINDROD SHIPPING HOLDINGS LTD.

TAYLOR MARITIME INVESTMENTS LIMITED

GOOD FALKIRK (MI) LIMITED

(Names of Persons Filing Statement)

Ordinary shares, no par value

(Title of Classes of Securities)

Y28895103

(CUSIP Number of Class of Securities)

Grindrod Shipping Holdings Ltd. 1 Temasek Avenue #10-02 Millenia Tower Singapore 039192 65 6323 0048 Attn: Edward Buttery	Taylor Maritime Investments Limited Good Falkirk (MI) Limited 1 Royal Plaza Royal Avenue, St Peter Port Guernsey GY1 2HL 44 20 3838 0530 Attn: Edward Buttery

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Philip Richter

Roy Tannenbaum

Joshua Wechsler

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by (1) Grindrod Shipping Holdings Ltd., a public company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), (2) Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), and (3) Good Falkirk (MI) Limited, a Republic of the Marshall Islands company (“GF”) and wholly owned subsidiary of TMI.

This Schedule 13E-3 relates to the proposal to cancel all of the issued and ordinary shares, no par value (the “Shares”), in the capital of the Company held by holders of Shares (the “Shareholders”) other than GF (the “Participating Shareholders”), comprising 3,479,225 Shares (the “Participating Shares”), resulting in a reduction of the issued share capital of the Company (the “Selective Capital Reduction”). The Board of Directors of the Company has convened an extraordinary general meeting at which the Participating Shareholders will be asked to consider and vote on the special resolution relating to the Selective Capital Reduction.

On the effective date of the Selective Capital Reduction, (1) the Company will cancel $49,578,956, the amount constituting part of the total paid-up share capital of the Company held by the Participating Shareholders, and 3,479,225 Participating Shares, constituting the part of the total issued share capital of the Company that is held by the Participating Shareholders, and (2) the Participating Shareholders will be entitled to receive a distribution of $14.25 in cash for each Participating Share.

The information contained in the Circular to Shareholders, dated as of May 14, 2024 (the “Circular”), filed with this Schedule 13E-3 as Exhibit (a)(5)(i), is incorporated by reference herein and, except as described below, the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Circular. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Circular of the information required to be included in response to the respective Items of this Schedule 13E-3.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 13E-3 to the extent that any information contained herein modifies or supersedes such information. All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet.

The information set forth in the Circular under the caption “—Part I—Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address: The name of the subject company and the issuer of the securities to which this Schedule 13E-3 relates is Grindrod Shipping Holdings Ltd., a company incorporated under the laws of the Republic of Singapore. Its principal executive office is 1 Temasek Avenue #10-02 Millenia Tower, Singapore 039192 and the telephone number of its principal executive office is +65 6323 0048.

(b)	Securities: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet” and “—Part IV—Letter to Shareholders—Introduction” and in Appendix E of the Circular under the caption “—Share Capital—Issued Capital” is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth in the Circular under the caption “—Part I—Summary Term Sheet” and in Appendix E of the Circular under the caption “—Market Quotations” is incorporated herein by reference.

(d)	Dividends: The information set forth in Appendix E of the Circular under the caption “—Market Quotations—Dividends” and in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, which has been filed with the SEC on March 27, 2024, under the caption “ITEM 8. FINANCIAL INFORMATION—Dividend Policy and Dividend Distributions” is incorporated herein by reference.

(e)	Prior Public Offerings: The information set forth in Appendix E of the Circular under the caption “—Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases: The information set forth in Appendix C of the Circular under the caption “—Dealings in Company Securities” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a)	Name and Address: The information set forth in Appendix B of the Circular under the captions “—Part A—Taylor Maritime Investments Limited—Directors and Executive Officers” and “—Part B—Good Falkirk (MI) Limited—Director” and in Appendix E of the Circular under the caption “—Directors and Executive Officers” is incorporated herein by reference.

(b)	Business and Background: The information set forth in Appendix B of the Circular under the captions “—Part A—Taylor Maritime Investments Limited—Principal Activities” and “—Part B—Good Falkirk (MI) Limited—Principal Activities” and in Appendix E of the Circular under the caption “—Principal Activity” is incorporated herein by reference.

(c)	Business and Background of Natural Persons: The information set forth in Appendix B of the Circular under the captions “—Part A—Taylor Maritime Investments Limited—Directors and Executive Officers” and “—Part B—Good Falkirk (MI) Limited—Director” and in Appendix E of the Circular under the caption “—Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)	Material Terms:

(1)	Tender Offers: Not applicable.

(2)	Mergers or Similar Transactions: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects;” “—Part III—Special Factors—Past Contacts, Transactions, Negotiations and Agreements;” “—Part III—Special Factors—Fairness of Selective Capital Reduction—Factors Considered in Fairness;” “—Part IV—Letter to Shareholders—Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Rationale;” “—Part IV—Letter to Shareholders—Shareholders’ and Court Approval;” “—Part IV—Letter to Shareholders—Extraordinary General Meeting;” “—Part IV—Letter to Shareholders—Actions to be Taken by Shareholders” and “—Part IV—Letter to Shareholders—Certain Income Tax Consequences of the Selective Capital Reduction” is incorporated herein by reference.

(b)	Purchases: Not applicable.

(c)	Different Terms: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Abstentions;” “—Part IV—Letter to Shareholders—Exemptions by the Securities Industry Council—Exemptions;” “—Part IV—Letter to Shareholders—Extraordinary General Meeting” and “—Part IV—Letter to Shareholders—Actions to be Taken by Shareholders” and in Appendix D of the Circular under the caption “—Disclosure of Interests—the Non-Participating Shareholders” is incorporated herein by reference.

(d)	Appraisal Rights: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Fairness of Selective Capital Reduction—Factors Considered in Fairness” and “—Part IV—Letter to Shareholders—Selective Capital Reduction—Appraisal” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders: The information set forth in the Circular under the caption “—Part IV—Letter to Shareholders—Selective Capital Reduction—Provisions for Participating Shareholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading: Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c)	Transactions; Significant Corporate Events; Negotiations or Contacts: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Selective Capital Reduction;” and “—Part IV—Letter to Shareholders—Introduction;” in Appendix C of the Circular under the captions “—Dealings in Company Securities” and “—Dealings in Company Securities;” and in Appendix E of the Circular under the captions “—Directors and Executive Officers” and “—Interests and Dealings of Directors in Non-Participating Shareholders’ Securities” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities: The information set forth in the Circular under the captions “—Part III—Special Factors— Past Contacts, Transactions, Negotiations and Agreements—Background of the Selective Capital Reduction” and “—Part IV— Letter to Shareholders—Non-Participating Shareholders: Disclosure of Shareholdings, Dealings and Other Arrangements;” in Appendix C of the Circular under the caption “—Dealings in Company Securities” and in Appendix D of the Circular under the caption “—Disclosure of Interests—the Non-Participating Shareholders” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects;” “—Part IV—Letter to Shareholders—Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Rationale” and “—Part IV—Letter to Shareholders—Delisting from Nasdaq and the JSE” is incorporated herein by reference.

(b)	Use of Securities Acquired: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects—Effects;” “—Part IV—Letter to Shareholders—Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Intentions Relating to the Company and its Employees” and “—Part IV—Letter to Shareholders—Delisting from Nasdaq and the JSE” is incorporated herein by reference.

(c)(1)-(8)	Plans: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects;” “—Part IV—Letter to Shareholders—Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Intentions Relating to the Company and its Employees” and “Part IV—Letter to Shareholders—Delisting from Nasdaq and the JSE” is incorporated herein by reference.

(d)	Subject Company Negotiations: Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects;” “—Part IV—Letter to Shareholders—Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Rationale” and “—Part IV—Letter to Shareholders—Delisting from Nasdaq and the JSE” is incorporated herein by reference.

(b)	Alternatives: The information set forth in the Circular under the captions “—Part III—Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Selective Capital Reduction” and “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects—Purpose, Reasons and Alternatives” is incorporated herein by reference.

(c)	Reasons: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Rationale;” “—Part IV—Letter to Shareholders—Intentions Relating the Company and its Employees” and “—Part IV—Letter to Shareholders—Delisting from Nasdaq and the JSE” is incorporated herein by reference.

(d)	Effects: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects—Effects;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Rationale;” “—Part IV—Letter to Shareholders—Intentions Relating to the Company and its Employees;” “—Part IV—Letter to Shareholders—Delisting from Nasdaq and the JSE” and “—Part IV—Letter to Shareholders—Certain Income Tax Consequences of the Selective Capital Reduction—Certain Material US Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)	Fairness: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Selective Capital Reduction;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effect—Purpose, Reasons and Alternatives;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Rationale;” “—Part IV—Letter to Shareholders—Abstentions” and “—Part IV—Letter to Shareholders—Exemptions by the Securities Industry Council” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction;” “—Part III—Special Factors—Reports, Opinions, Appraisals and Negotiations;” “—Part IV—Letter to Shareholders—Selective Capital Reduction;” “—Part IV—Letter to Shareholders—Rationale;” “—Part IV—Letter to Shareholders—Advice of the IFA to the Board (Other Than the Recused Directors);” “—Part IV—Letter to Shareholders—Position of the Company as to Fairness; Recommendation of the Board (Other Than the Recused Directors)” and “—Part IV—Letter to Shareholders—Delisting from the Nasdaq and the JSE” and in Appendix A of the Circular is incorporated herein by reference.

(c)	Approval of Security Holders: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Purpose, Reasons, Alternatives and Effects;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness;” “—Part IV—Letter to Shareholders—Selective Capital Reduction” and “—Part IV—Letter to Shareholders—Shareholders’ and Court Approval” is incorporated herein by reference.

(d)	Unaffiliated Representative: The information set forth in the Circular under the caption “—Part III—Special Factors—Fairness of the Selective Capital Reduction—Factors Considered in Determining Fairness” is incorporated herein by reference. An unaffiliated representative was not retained solely to act on behalf of unaffiliated security holders for purposes of negotiating the terms of the Selective Capital Reduction or preparing a report concerning the fairness of the Selective Capital Reduction.

(e)	Approval of Directors: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction—Position of the Company as to Fairness; Recommendation of the Board (Other Than the Recused Directors)” and “—Part IV—Letter to Shareholders—Position of the Company as to Fairness; Recommendation of the Board (Other Than the Recused Directors)” is incorporated herein by reference.

(f)	Other Offers: Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion or Appraisal: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Selective Capital Reduction;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction—Position of the Company as to Fairness; Recommendation of the Board (Other Than the Recused Directors);” “—Part IV—Letter to Shareholders—Advice of the IFA” and “—Part IV—Letter to Shareholders—Position of the Company as to Fairness; Recommendation of the Board (Other Than the Recused Directors)” and in Appendix A of the Circular is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal: The information set forth in the Circular under the captions “—Part III—Special Factors—Reports, Opinions, Appraisals and Negotiations” and “—Part IV—Letter to Shareholders—Advice of the IFA to the Board (Other Than the Recused Directors)” and in Appendix A of the Circular is incorporated herein by reference.

(c)	Availability of Documents: The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested Shareholder or representative of any such interested Shareholder who has been so designated in writing by such interested Shareholder.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part IV—Letter to Shareholders—Selective Capital Reduction” and “—Part IV—Letter to Shareholders—Financial Resources—Funds for the Selective Capital Reduction” is incorporated herein by reference.

(b)	Conditions: The information set forth in the Circular under the caption “—Part IV—Letter to Shareholders—Financial Resources—Funds for the Selective Capital Reduction” is incorporated herein by reference.

(c)	Expenses: The information set forth in Appendix E of the Circular under the caption “—Costs and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds: Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in Appendix C of the Circular under the caption “—Holdings of Company Securities” is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in Appendix C of the Circular under the caption “—Dealings in Company Securities” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(a)	Solicitation or Recommendation: Not applicable.

(b)	Reasons: Not applicable.

(c)	Intent to Tender: Not applicable.

(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others: The information set forth in the Circular under the captions “—Part I—Summary Term Sheet;” “—Part III—Special Factors—Fairness of the Selective Capital Reduction” and “—Part IV—Letter to Shareholders—Position of the Company as to Fairness; Recommendation of the Board (Other Than the Recused Directors)” is incorporated herein by reference.

Item 13. Financial Statements.

(a)	Financial Information: The information set forth in the audited financial statements of the Company as of and for the fiscal years ended December 31, 2023 and December 31, 2022 is incorporated herein by reference to the Company’s annual report on Form 20-F filed with the SEC on March 27, 2024 and March 23, 2023, respectively. The information set forth on the Form 6-K filed with the SEC on February 28, 2024 is incorporated herein by reference.

(b)	Pro Forma Information: Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations: Not applicable.

(b)	Employees and Corporate Assets: Not applicable.

Item 15. Additional Information.

(c)	Other Material Information: The information contained in the Circular and the Exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16. Exhibits.

Exhibit	Number Description

(a)(5)(i)	Circular to Shareholders, including all appendices attached thereto, dated May 14, 2024.

(a)(5)(ii)	Announcement of Proposed Selective Capital Reduction issued by the Company, dated April 4, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on April 4, 2024).

(a)(5)(iii)	Announcement of Despatch of Circular and Notice of Extraordinary General Meeting to Shareholders issued by the Company, dated May 14, 2024 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on May 14, 2024).

(a)(5)(iv)	Announcement of Despatch of Circular to Shareholders issued by TMI, dated May 14, 2024.

(a)(5)(v)	Notice of Extraordinary General Meeting of Shareholders to be held on June 20, 2024 (incorporated by reference to Appendix H to the Circular).

(a)(5)(vi)	Form of Proxy and Voting Instruction of the Extraordinary General Meeting (incorporated by reference to Appendix H to the Circular).

(c)(i)	Letter from CEL Investment Corporate Finance Pte. Ltd. to the Board of Directors (Other than the Recused Directors) of Grindrod Shipping Holdings Ltd., dated May 14, 2024 (incorporated by reference to Appendix A to the Circular).

(c)(ii)	Certificate of Valuation of Braemar Valuations Limited, dated March 21, 2024 (incorporated by reference to Appendix G to the Circular).

(c)(iii)	Valuation of Hartland Shipping Services Limited, dated January 10, 2024 (incorporated by reference to Appendix G to the Circular).

(107)	There is no filing fee required in connection with the Selective Capital Reduction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 14, 2024

GRINDROD SHIPPING HOLDINGS LTD.

By:	/s/ Kurt Klemme
Name:	Dr. Kurt Klemme
Title:	Chairman

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Director

GOOD FALKIRK (MI) LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited